LAW OFFICES
                                       of
                                   DAN BRECHER

                           99 Park Avenue, 16th Floor
                            New York, New York 10016
                                 (212) 286-0747
                               Fax: (212) 808-4155
                       e-mail: brecherlaw @ compuserve.com


                                  June 14, 2006


VIA EDGAR AND OVERNIGHT MAIL
----------------------------
Attn.:  Carmen Moncada-Terry
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

     Re:  CompuPrint, Inc.
          Amendment No. 3 to Registration Statement on Form SB-2
          File No. 333-127815
          Filed May 1, 2006

          Form 10-QSB for the period ended March 31, 2006 File No. 333-90272 Filed May 17, 2006

Dear Sirs and Madams:

      On behalf of CompuPrint, Inc. (the "Company"), this letter responds to the comments of the Staff of the Commission contained in the Staff's letter dated May 26, 2006. In connection with this letter, the Company is filing Amendment No. 4 to the Company's registration statement on Form SB-2 ("Form SB-2/A"), and its Amendment No. 1 to the Company's quarterly report on Form 10-QSB/A for the period ended March 31, 2006 ("Form 10-QSB/A"). The numbered paragraphs of this letter correspond to the numbers assigned to the comments in the Staff's May 26, 2006 letter.

      Three courtesy copies of clean and marked versions of the Form SB-2/A (excluding exhibits) are being furnished by overnight mail to the attention of Carmen Moncada-Terry. The Form SB-2/A has been updated to include the interim financial statements for the period ended March 31, 2006. Courtesy copies of clean and marked versions of the Form 10-QSB/A (excluding exhibits) are also being furnished.

Securities and Exchange Commission
June 14, 2006
Page 2 of 6


Recent Developments, page 3
---------------------------

1. All of the debentures and common stock (the "Securities") acquirable by Kiev Investment Group pursuant to the Protocol Agreement dated April 6, 2006 are securities of CompuPrint, Inc., and not of Terra Insight Corporation.

      Be advised that the Protocol Agreement (Exhibit 10.1 of the Current Form 8-K, filed on April 12, 2006) included several handwritten changes made prior to its execution, which changes were added to clarify that the Securities are issuable by CompuPrint, Inc., and not Terra. A copy of the executed Protocol Agreement is being provided with this letter so that the handwritten changes can be viewed. For example, the sentence "The Convertible Debenture is to be issued by CompuPrint, Inc." was added to the end of Section 1.1 of the Protocol Agreement. The Convertible Debenture, by its terms, is convertible only into Compuprint common stock. Similar changes to clarify that the Securities would be issued by CompuPrint, Inc., and not Terra, were also made elsewhere in the Protocol Agreement.

Risk Factors, page 7
--------------------

As our properties are in the early exploration and development stages..., page 8
--------------------------------------------------------------------------------

2. The Company has reviewed SFAS No. 19 for guidance in connection with this discussion. As disclosed in the Company's registration statement, the Company acquired several leases in Nevada from the Bureau of Land Management and, at December 31, 2005, was negotiating to obtain oil and gas leases in LaSalle County, Texas. In connection with such leases, the Company has visited the sites and performed preliminary assessments on such properties using its technology. As drilling efforts have not yet begun on properties in Nevada, and drilling of an initial test well did not begin on the lease the Company acquired in LaSalle County, Texas until January 2006, without any proved or unproved reserves at date, the Company has revised the risk factor to remove reference to the Company's activities being at a "development" stage.

Securities and Exchange Commission
June 14, 2006
Page 3 of 6


Critical Accounting Policies, page 17
-------------------------------------

3. The discussion of critical accounting policies has been expanded to include disclosures concerning oil and gas properties, reserve estimates and depletion.

Consolidated Financial Statements, page F-1
-------------------------------------------

4.    The Company has referred to FAS 107 and responds as follows:

      There is no current market for any debt instruments, convertible or non-convertible, of the Company. The Company believes that fair value approximates carrying value and has based its valuation on management's best estimate as to what the convertible debenture would trade for given the Company's cash flows, its credit status and discussions with potential investors.

      The following language has been added to Note 8 of the financial statements:

            There is no market for the convertible debentures of the Company. As a result, the current fair value of the convertible debenture, which management believes approximates carrying value, is based on management's estimate as to the fair value of such instrument given the Company's cash flows, its credit status and its discussions with potential investors.

Consolidated Balance Sheet, page F-3
------------------------------------

5. As requested, the Company has added a restricted cash account to the Consolidated Balance Sheet and modified the Consolidated Statement of Cash Flows accordingly.

6. No liability which has not already been separately disclosed equals 5% of total liabilities.

Securities and Exchange Commission
June 14, 2006
Page 4 of 6


Note 2. Summary of Significant Accounting Policies, page F-8
------------------------------------------------------------

Oil and gas Properties, Unproved, Full Cost Method, page F-8
------------------------------------------------------------

7. The duplication has been removed and the policy for amortizing our full cost pool has been added.

8. Discussion has been added to clarify that, as of December 31, 2005, the Company has not commenced drilling on its properties and that no amortization of costs has occurred. The Company has added to the Critical Accounting Policies section in the MD&A that amortization of costs is expected to occur in the second calendar quarter of 2006.

Stock Options, page F-9
-----------------------

9. The pro forma disclosure relating to stock options has been moved to the policy footnote. Note 5 to the financial statements has been modified to direct the reader to the policy footnote for the pro forma disclosure.

Convertible Debentures, page F-9
--------------------------------

10. The policy footnote relating to the convertible debenture has been modified to better describe the accretion of the beneficial conversion feature.

Earnings (Loss) Per Share, page F-9
-----------------------------------

11. The policy footnote has been modified to clarify that the convertible debentures would be dilutive in addition to the stock options.

Note 4. Equity Transactions, page F-10
--------------------------------------

12. The Company determined that the warrants issued in connection with the Belhasa transaction had no value, based upon the following:

            (a) The warrants were issued in connection with the sale of 1 million shares of common stock at a purchase price of $1.00 per share.

            (b) The exercise price of the warrants was well in excess of the market price of the common stock. Given this higher than market exercise price, the Company assigned no value to the warrants.

Securities and Exchange Commission
June 14, 2006
Page 5 of 6


      Because the warrants were exerciseable at a price that was both in excess of the stock sale price and the market price, the Company believes no value should be ascribed to the warrants. The transaction to record the sale was recorded to increase capital stock $1,000 (1,000,000 shares multiplied by $.001 per share) with the balance of $999,000 to additional paid-in capital.

Note 6. Oil and Gas Properties, page F-14
-----------------------------------------

13.   The remaining $1,197,000 of acquisition costs consist of:

      Surveys                       $1,073,243
      Landman                           21,412
      Oil & Gas Consultant              79,818
      Travel                            12,993
      Geophysicist                       2,468
      Legal                              6,864
      Other                                750
                                    ----------

      Total                         $1,197,548
                                    ==========


Form 10-Q filed May 17, 2006
----------------------------

Consolidated Financial Statements, page 3
-----------------------------------------

14. The Company has amended its Form 10-QSB/A, which now includes the comparative financial information for the quarterly period ended March 31, 2005.

Securities and Exchange Commission
June 14, 2006
Page 6 of 6


15. CompuPrint made the decision to consolidate Texterra Exploration Partners, LP because its wholly-owned subsidiary is the general partner which has the exclusive right to make all substantive decisions on behalf of the limited partnership. The limited partners do not have (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause, or (b) substantive participating rights. Below, the specific factors referred to in paragraph 19 (by paragraph letter) of EITF 04-5 are addressed:

      (a) The Company has considered the rights of the limited partners to vote and have determined based on such review that they do not have the right to vote on substantive matters;
      (b) There is no related party aspect to the limited partners investment in TexTerra which would give the limited partner control over the general partner;
      (c)   Not applicable;
      (d) The limited partners do not have voting rights in connection with significant decisions in the ordinary course of business which concern events that are remote; and
      (e) Not applicable. The general partner does not have the right to buy out the limited partner.


Note 2. Summary of Significant Accounting Policies, page 8
----------------------------------------------------------

Stock Options, page 9
---------------------

16.   The policy footnote has been updated as per your request.


      If you require additional documents or information, or have any questions, please let me know.


                                        Very truly yours,


                                        /s/ Dan Brecher
                                        Dan Brecher

Enclosures